United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 14, 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPACIFIC PARTNERS PLC 2022 ANNUAL GENERAL MEETING

On April 14, 2022, Coca-Cola Europacific Partners plc (the “Company”) issued a release announcing the availability of the proxy materials listed below for its 2022 Annual General Meeting to be held on May 27, 2022. A copy of the release is submitted herewith as Exhibit 99.1 and is incorporated by reference herein in its entirety.

Available Proxy Materials

•Notice of 2022 Annual General Meeting (a copy of which is submitted herewith as Exhibit 99.2 and is incorporated by reference herein in its entirety); and
•2022 Annual General Meeting Form of Proxy (a copy of which is submitted herewith as Exhibit 99.3 and is incorporated by reference herein in its entirety).

Exhibits

Exhibit 99.1    Release of Coca-Cola Europacific Partners plc, dated April 14, 2022
Exhibit 99.2    Notice of 2022 Annual General Meeting
Exhibit 99.3    2022 Annual General Meeting Form of Proxy

CONTACTS

Company Secretariat Clare Wardle	Investor Relations Sarah Willett	Media Relations Shanna Wendt
T +44 20 7355 8406	+44 7970 145 218	T +44 7976 595 168

About CCEP

Coca-Cola Europacific Partners is one of the leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 14, 2022	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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